OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number: 3235-0145
                                                     Expires: October 31, 1994
                                                     Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*



                        Allou Health & Beauty Care, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   019782 10 1
                             ---------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-91)             Page 1 of 5 pages

                                       13G


CUSIP No. 019782 10 1                                      Page  2  of  5  Pages
         ------------                                           ---    ---

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Herman Jacobs
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                     (b) [ ]
                         N/A
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
--------------------------------------------------------------------------------
        NUMBER OF                5       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           478,750
         OWNED BY             --------------------------------------------------
           EACH                  6       SHARED VOTING POWER
        REPORTING
          PERSON                                -0-
           WITH               --------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER/

                                              478,750
                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         478,750
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

                         N/A
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       9.69%
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (12-91)              Page 2 of 5 pages

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13G

ITEM 1(A):                NAME OF ISSUER:

                          Allou Health and Beauty Care, Inc.

ITEM 1(B):                ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          50 Emjay Boulevard
                          Brentwood, New York 11717

ITEM 2(A):                NAME OF PERSON FILING:

                          Herman Jacobs
                          (the "Reporting Person")

ITEM 2(B):                ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                          RESIDENCE:

                          50 Emjay Boulevard
                          Brentwood, New York 11717

ITEM 2(C):                CITIZENSHIP:

                          U.S.A.

ITEM 2(D):                TITLE OF CLASS OF SECURITIES:

                          Class A Common Stock, par value $.001 per share (the "Class A Common Stock")

ITEM 2(E):                CUSIP NUMBER:

                          019782 10 1

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING
                          IS:

                          Inapplicable



SEC 1745 (12-91)              Page 3 of 5 pages

ITEM 4:                   OWNERSHIP.  AS OF DECEMBER 31, 1995:

                    (a) Amount beneficially owned: 478,750 shares. Includes 293,750 shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr. Jacobs and 100,000 shares of Class B Common Stock issuable upon exercise of a stock option held by Mr. Jacobs and exercisable at $6.33 per share, such Class B Common Stock is convertible at any time into Class A Common Stock on a share for share basis. Also includes 25,000 shares of Class A Common Stock issuable upon exercise of a stock option held by Mr. Jacobs and exercisable at $2.50 per share; 35,000 shares of Class A Common Stock issuable upon exercise of a stock option held by Mr. Jacobs and exercisable at $6.95 per share; and 25,000 shares of Class A Common Stock issuable upon exercise of a stock option held by Mr. Jacobs and exercisable at $7.70 per share. Each share of Class B Common Stock has five votes per share; each share of Class A Common Stock has one vote per share.

                    (b)  Percent of class: 9.69%

                    (c)  Number of shares as to which such person has:

                              (i)  Sole power to vote or direct the vote:
                                   478,750 shares

                              (ii) Shared  power to vote or direct  the vote:
                                   None

                              (iii)Sole power to dispose or direct the
                                   disposition  of:
                                   478,750 shares

                              (iv) Shared power to dispose or direct the
                                   disposition of:
                                   None

ITEM 5:                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                          Inapplicable


SEC 1745 (12-91)              Page 4 of 5 pages

ITEM 6:                   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                          ANOTHER PERSON:

                          Inapplicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                          Inapplicable

ITEM 8:                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                          GROUP:

                          Inapplicable

ITEM 9:                   NOTICE OF DISSOLUTION OF GROUP:

                          Inapplicable

ITEM 10:                  CERTIFICATION:

                          Inapplicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 5, 1996



                                           By:   /S/ HERMAN JACOBS
                                              -----------------------------
                                                Herman Jacobs




SEC 1745 (12-91)              Page 5 of 5 pages